

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 11, 2020

Daniel Vinson
Chief Executive Officer
Barclays Commercial Mortgage Securities LLC
c/o Wells Fargo Bank, NA
9062 Old Annapolis Road
Columbia, Maryland 21045

  Re: BBCMS Mortgage Trust 2019-C4
    Form 10-K for Fiscal Year Ended December 31, 2019
    Filed March 23, 2020
    File No. 333-226850-03

Dear Mr. Vinson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Arthur C. Sandel

       Arthur C. Sandel
       Special Counsel
       Office of Structured Finance

cc: Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP
   Kate Foreman, Esq., Cadwalader, Wickersham & Taft LLP